UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39894

GreenLight Biosciences Holdings, PBC

(Exact name of registrant as specified in its charter)

29 Hartwell Avenue

Lexington, Massachusetts 02421

(617) 616-8188

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

Warrants, each exercisable for one share of Common Stock for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Common Stock: 1

                                                                                               Warrants: 569

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, GreenLight Biosciences Holdings, PBC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GREENLIGHT BIOSCIENCES HOLDINGS, PBC

Date: August 11, 2023	By:	/s/ Nina Thayer
Nina Thayer General Counsel, Chief Compliance Officer & Corporate Secretary